UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 8 August 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Trading statement for 6 months to 30 June 2018

Johannesburg, 8 August 2018: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that basic earnings per share (EPS) for the six months ended 30 June 2018 (H1 2018) is expected to be at least 20% lower than the US$0.07 per share reported for the six months ended 30 June 2017 (H1 2017).

Additional information will be provided in due course.

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields is expected to release H1 2018 financial results on Thursday, 16 August 2018.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
goldfields.com

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†],
T P Goodlace, C E Letton^, R P Menell, S P Reid^, Y G H Suleman
^Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 8 August 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer